DM

19003258

SEC
Mail Processing
Section
FEB 27 2019
Washington DC
413

SE

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurora Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2565 West Maple Road
(No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Hwy	Roseville	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Jenifer LaRose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aurora Securities Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Paul Machesky

Notary Public

PAUL MACHESKY
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Jul 12, 2023
ACTING IN COUNTY OF OAKLAND

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURORA SECURITIES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2018

TABLE OF CONTENTS

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of Aurora Securities, Inc.
Troy, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aurora Securities, Inc., as of December 31, 2018, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Aurora Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Aurora Securities, Inc.'s management. Our responsibility is to express an opinion on Aurora Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aurora Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The computation of net capital under rule 15c3-1 of the securities and exchange commission has been subjected to audit procedures performed in conjunction with the audit of Aurora Securities, Inc.'s financial statements. The supplementary information is the responsibility of Aurora Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the securities and exchange commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as Aurora Securities, Inc.'s auditor since 2018.
Roseville, Michigan
February 25, 2019

AURORA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

ASSETS		
Cash and cash equivalents	$	75,233
Prepaid expenses		25,618
Commissions receivable		35,866
	$	136,717

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	18,246
Related party payable		22,000
Commissions payable		49,079
		89,325
COMMITMENTS		-
STOCKHOLDERS' EQUITY		
Common stack - authorized, 10,000 shares; issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		23,000
Retained earnings		23,392
		47,392
	$	136,717

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2018

Revenues	
Commissions and fees	$ 237,618
Interest	-
	237,618
Expenses	
Salaries, wages, commissions and benefits	177,509
Regulatory fees	13,096
Occupancy and equipment	40,240
Interest	-
Professional services	26,911
Director expenses	-
Insurance expense	10,422
Other operating expenses	1,471
	269,649
Income (loss) before income taxes	(32,031)
Income tax expense - current	5,000
Net income (loss)	$ (37,031)

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2018

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance December 31, 2017	$ 1,000	$ 23,000	$ 60,423
Net income for year	-	-	(37,031)
Balance at December 31, 2018	$ 1,000	$ 23,000	$ 23,392

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

Cash flows from operating activities		
Net income (loss)	$	(37,031)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		-
Increase in deposits and other		(22,150)
Increase in accounts payable		17,246
Increase in related party payable		10,000
Increase in receivables		(14,983)
Increase in accrued expenses		26,809
Decrease in refundable income taxes		-
Net cash provided (used) by operating activities		(20,109)
Cash flows (used) by investing activities:		
Purchase of equipment		-
Cash flows used by financing activities:		
Payments on note payables		-
Net cash provided (used) by financing activities		-
Net increase (decrease) in cash		(20,109)
Cash and cash deposits at beginning of year		95,342
Cash and cash deposits at December 31, 2018	$	75,233
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	5,000

The accompanying notes are an integral part of this statement.

NOTE A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Nature of Operations

Aurora Securities, Inc. (the Firm) was formed on April 26, 1989 as a corporation in the state of Alaska. The Firm is a registered securities broker dealer. The Firm was formed to offer a broad range of investment management services for the investing public within and without Alaska. On April 22, 2007, the Firm was purchased by an Indiana Corporation and moved operations to Carmel, Indiana. In September 2009, the Firm was re-domiciled as an Indiana Corporation. In September 2017, the Firm was purchased by a Michigan Corporation and moved operations to Troy, Michigan. The Firm maintains no physical securities, client cash or margin accounts.

Cash Equivalents

For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may exceed FDIC insured limits. The Firm did not have any accounts with a balance that exceeded insured limits during the year.

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

NOTE A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees and fees on insurance products are recorded when income is reasonably determinable.

Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

Advertising

The Firm's advertising costs are expensed as incurred. Advertising costs incurred during the year were $100.

NOTE B. COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Commissions from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers.

NOTE C. EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained. During the year ended December 31, 2018 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE D. INCOME TAXES

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. If it is more likely than not that some portion or all of a deferred tax asset will not be recognized, a valuation allowance is recognized.

The Company's effective tax rate differs from the expected federal income tax rate as a result of certain expenses included in income being non-deductible for tax reporting purposes for year ended December 31, 2018.

The Company had a tax loss carryforward of approximately $16,000 at December 31, 2018 which can be used against future taxable income.

The Company adopted ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2018, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules.

During the year ended December 31, 2018, the Company did not incur any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

NOTE E. RELATED PARTIES

The Firm leases office space equipment and personnel of a related organization (common stockholder) and accordingly, incurred expenses to such organization amounting to $40,140 for the year ended December 31, 2018.

NOTE F. BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

NOTE G. NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2018, net capital as defined by the rules, equaled $21,774. The ratio of aggregate indebtedness to net capital was 410.24%. Net capital in excess of the minimum required was $15,819.

NOTE H. RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2018 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE I. POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3(k)(2)(i).

NOTE J. FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2018. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE K. ACCOUNTING PRONOUNCEMENTS

During May 2014 the FASB issued "Accounting Standards Update" (ASU) 2014-09, "Revenue from Contracts with Customers" (Topic 606). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company adopted the standard on January 1, 2018. The aforementioned ASU's are codified as "Accounting Standards Codification" (ASC) 606 "Revenue from Contracts with Customers". The Company has evaluated the impact of ASC 606 and expects the timing of its revenue recognition to remain largely similar to the timing of revenue recognition under ASC 605, "Revenue Recognition". The Company has determined the impact of ASC 606 to be immaterial.

NOTE L. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2019, the date which the financial statements were available to be issued.

AURORA SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

COMPUTATION OF NET CAPITAL		
Total stockholders' equity from Statement of Financial Condition		$ 47,392
Less nonallowable assets from Statement of Financial Condition		(25,618)
Net capital before haircuts on securities positions		21,774
Haircuts on securities		-
Net Capital		21,774
Aggregate indebtedness - total liabilities	$ 89,325	
Net capital required based on aggregate indebtedness	5,955	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		5,955
Excess Net Capital		$ 15,819
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(A) - 10% of total aggregate indebtness		$ 8,932
(B) - 120% of minimum net capital requirement		$ 7,146
Net Capital less the greater of (A) or (B)		$ 12,842
Percentage of Aggregate Indebtness to Net Capital		410.24%

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of Aurora Securities, Inc.
Troy, Michigan

We have reviewed management's statements, included in the accompanying exemption report, in which Aurora Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Aurora Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and Aurora Securities, Inc. stated that they met the identified exemption provisions for the year ended December 31, 2018 without exception. Aurora Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aurora Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 25, 2019

AURORA SECURITIES, INC.

SCHEDULE II

SUPPLEMENTAL EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5

December 31, 2018

Aurora Securities, Inc. Exemption Report

The following statements are made to the best knowledge and belief of Jennifer LaRose as President of Aurora Securities, Inc.:

I, Jennifer LaRose, as the President of Aurora Securities, Inc., (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

> **I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(i) special account for the Exclusive Benefit of customers' maintained.**
>
> **The Company met the identified exemption provisions for the fiscal year ended December 31, 2018 without exception.**

I, Jennifer LaRose, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Jennifer LaRose

Jennifer LaRose, President

2/25/19

Date